August 19, 2025

Keithly Garnett
Chief Financial Officer
NeOnc Technologies Holdings, Inc.
23975 Park Sorrento Suite 205
Calabasas, CA. 91302

       Re: NeOnc Technologies Holdings, Inc.
           Form 8-K filed August 18, 2025
           File No. 001-42567
Dear Keithly Garnett:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 8-K filed August 18, 2025
Item4.02 - Non-Reliance on Previously Issued Financial Statements or a Related Audit
Report or Completed Interim Review., page 1

1. Please revise your disclosure to include a statement of whether the audit committee, or the board of directors in the absence of an audit committee,
       or authorized officer or officers, discussed with the registrant   s
independent
       accountant the matters disclosed in the filing pursuant to Item 4.02(a)(3), or tell us where such disclosure was made.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 August 19, 2025
Page 2

       Please contact Lynn Dicker at (202) 551-3616 or Kevin Vaughn at (202) 551-3494 if
you have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences